November 20, 2019

Gil Van Bokkelen
Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

       Re: Athersys, Inc.
           Registration Statement on Form S-3
           Filed November 15, 2019
           File No. 333-234715

Dear Dr. Van Bokkelen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael J. Solecki - Jones Day